

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2019

Walter Stanley Gallagher, Jr.
Chief Operating Officer and Principal Financial Officer
Aviat Networks, Inc.
860 N. McCarthy Blvd., Suite 200
Milpitas, California 95035

> **Re: Aviat Networks, Inc.**
> **10-K for the Year Ended June 30, 2018**
> **Filed August 28, 2018**
> **File No. 001-33278**

Dear Mr. Gallagher:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications